Exhibit 4.19

July 28, 2021

Elizabeth Williams

2 Bloor St. W, 7th Floor

Toronto, ON    M4W 3E2

Dear Elizabeth,

We are asking you to agree to certain changes to the written employment agreement dated December 12, 2016 as amended September 21, 2017 and November 3, 2021 (your "Employment Agreement") a copy of which is enclosed with this amendment letter).

We have set out the change that will be made to the terms of your Employment Agreement, below. Please sign and return this document to indicate your acceptance of this change. Once you have accepted the change, this document will constitute an official amendment to the terms of your Employment Agreement.

1.	Change to your Base Salary - Section 3.1(a) will be modified to reflect your new Base Salary of Cdn $285,000 which is effective as of April 1, 2021.

Finally, all other terms and conditions of your Employment Agreement shall remain the same.

Thank you for taking the time to carefully consider this letter. Please return a signed copy at your earliest convenience. In the meantime, if you have any questions please do not hesitate to contact the undersigned.

Yours Sincerely,

Medicenna Therapeutics

Signed: /s/ Fahar Merchant

I hereby agree to amend the terms and conditions of my Employment Agreement, as described above. All remaining terms and conditions of my employment will remain in effect, unchanged by this consent.

Signed: /s/ Elizabeth Williams Elizabeth Williams	Date: July 28, 2021